EXHIBIT 99.2

2006 MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCLAIMER:

This document contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated March 20, 2007 of Vermilion’s operating and financial results for the years ended December 31, 2006 and 2005. This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow, cash flow per unit and funds from operations which represent cash flow from operating activities expressed before changes in non-cash working capital and are used by the Trust to analyze operating performance, leverage and liquidity. These terms do not have standardized meanings prescribed by Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust’s cash flow statement as “funds from operations” and is reconciled to net earnings.

($000’S)	Year Ended December 31
	2006	2005
Funds from operations	$342,502	$278,165
Changes in non-cash operating working capital	(32,252)	(32,101)
Asset retirement costs incurred	(4,217)	(948)
Cash from operations	$306,033	$245,116

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

Highlights ($000’s except per unit amounts)	2006	2005	2004*
Revenues	$618,072	$529,938	$354,525
Net earnings from continuing operations	146,923	158,471	66,010
Net earnings	146,923	158,471	127,513
Per unit basic	2.30	2.57	2.12
Per unit diluted	2.22	2.49	2.07
Funds from operations	342,502	278,165	170,179
Per unit	4.86	4.50	2.83
Return on equity (%)	29.5	37.4	34.0
Total assets	1,462,839	1,111,739	844,602
WTI (US$/bbl)	66.21	56.56	41.40
AECO (CDN$/mcf)	6.53	8.77	6.56
Realized price ($/boe)	61.78	53.48	39.48
Cash flow netback ($/boe)	$34.25	$30.15	$20.19
* Restated stock compensation expense

2006 Summary of Quarterly Results ($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$147,286	$147,763	$167,301	$155,722
Net earnings	40,878	40,360	48,081	17,604
Per unit basic	0.65	0.63	0.75	0.27
Per unit diluted	$0.62	$0.61	$0.72	$0.26
2005 Summary of Quarterly Results ($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$108,715	$117,360	$149,877	$153,986
Net earnings	25,990	32,585	50,118	49,778
Per unit basic	0.43	0.53	0.81	0.80
Per unit diluted	$0.41	$0.53	$0.79	$0.78

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QUARTERLY RESULTS

The increase in revenue and earnings in the first and second quarter of 2006 compared to the first and second quarter of 2005 is the result of higher oil prices in the period. In the third and fourth quarter, the acquisition of Esso Rep was offset by lower gas prices in 2006. Fourth quarter earnings were lower due to increased foreign exchange losses and increased compensation expense.

FOURTH QUARTER 2006

Revenue for the three months ended December 31, 2006 increased 1% over the three months ended December 31, 2005. WTI remained virtually unchanged for the fourth quarter of 2006 over the fourth quarter of 2005 and AECO decreased 40% in the same period. Earnings decreased significantly due mostly to an increase in foreign exchange loss, an increase in depletion, depreciation and accretion expense and unit compensation expense.

OPERATIONAL ACTIVITIES

Canada

In Canada, the Trust participated in the drilling of 81 wells (54.1 net) resulting in 44 gas wells (28.1 net), 3 abandoned holes (1.7 net) and 34 standing wells (24.3 net) awaiting further evaluation and tie-in. The total wells include 48 CBM and shallow gas wells (38.6 net) which continue to achieve a 100% success rate.

France

In France, Vermilion drilled and completed four new La Torche wells with mixed outcomes. Further evaluation of the results indicates the need to patiently develop these properties to achieve maximum impact. While the recent successful recompletion of the Conquille 1 well, which lies approximately five kilometers east of the nearest producer, confirms the aerial extent of this type of reservoir, the geologic complexity suggests that stepping out too far from successful producers raises the risk of the program. Accordingly, the wells scheduled in 2007 are being drilled in closer proximity to past successes.

Early in July 2006, Vermilion acquired control of 100% of Esso Rep in France. Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS. The acquisition provided incremental production of approximately 3,900 boe/d of light, sweet crude oil. The acquired properties are situated in ten production concessions in the Paris and Aquitaine Basins. The two largest producing fields are at Chaunoy (Paris Basin) and Cazaux (Aquitaine Basin), which together represent approximately 65% of the acquired production. Base decline rates from the properties are about 12% annually, with operating and cash flow netbacks similar to those received from Vermilion’s existing production in France.

Vermilion also began an active program to re-start shut-in producers, particularly in the Cazaux field in the Aquitaine Basin. A total of five wells were returned to production averaging approximately 150 bbls/d per well. Until the transportation issues are resolved in southern France, further re-starts and recompletions at Cazaux will be deferred.

Netherlands

In the Netherlands, Vermilion submitted three drilling permits to regulatory authorities and received approvals for all three, now scheduled for mid-2007. Initial targets include two development wells in existing tight-gas reservoirs at Harlingen and a larger step-out prospect at DeBlesse. The Trust reactivated two shut-in gas wells, installed three additional velocity strings and performed stimulations on two producing wells in 2006. The engineering team is finalizing plans to optimize facilities at the Harlingen and Garijp gas treatment centres. Enhanced compression utilization at Garijp allowed Vermilion to reduce the number of compressors by one third at that location. At Harlingen, Vermilion plans to replace two large gas-turbine compressors with smaller, electric powered units, which will reduce total horsepower requirements by two-thirds and eliminate the use of produced gas to power this facility. The changes at Harlingen are scheduled for the second half of 2007.

Australia

Vermilion completed the first phase of a significant expansion to the fluid handling capacity of the Wandoo platform in the fourth quarter of 2006. Production logs, used to determine the source of reservoir inflow, were performed on a number of wells last summer in preparation of a selective sub-surface workover program. Vermilion also experienced a high level of storm activity in early 2006, enduring a number of direct cyclones ranging from Category 2 to Category 4 storms. Vermilion’s personnel and facilities performed admirably through this difficult period that yielded no injuries and relatively minor damage.

2006 Annual Report - Vermilion Energy Trust	3

PRODUCTION

Average production in Canada during 2006 was 4,011 bbls/d of oil and NGL’s and 41.0 mmcf/d of natural gas compared to 4,870 bbls/d of oil and NGL’s and 38.4 mmcf/d of natural gas in 2005. Fourth quarter 2006 production averaged 3,752 bbls/d of oil and natural gas liquids and 42.0 mmcf/d of natural gas representing an annual decline of less than 3% compared to the fourth quarter of 2005. Canadian production is expected to experience modest growth in 2007.

Production in France averaged 7,800 boe/d in 2006, 37% higher than the 5,695 boe/d produced in 2005, reflecting the acquisition of 3,900 boe/d in early July 2006. Fourth quarter production of 9,841 boe/d in 2006 compared to 6,096 boe/d produced in France during the fourth quarter of 2005, reflecting the full impact of the acquisition. While current production capacity is near 10,000 boe/d, actual volumes in 2007 are expected to be slightly less, impacted by transportation issues in the Aquitaine Basin.

Production in the Netherlands averaged 4,943 boe/d in 2006 compared to 4,812 boe/d in 2005. Volumes in both years were impacted by low rates of take during the summer months, reflecting softer seasonal demand. Fourth quarter production in the Netherlands averaged 5,091 boe/d in 2006 compared with 5,214 boe/d during the same period in 2005, reflecting normal production declines offset in part by a contract reallocation gain. A further 15% decline in production is projected for 2007, which could be offset by successful drilling operations and improved seasonal demand next summer. A recent pipeline expansion from the Netherlands to the UK could dampen the sharp drop in summer demand that the Trust has experienced over the past two years.

Australia production averaged 3,815 boe/d in 2006, compared to a full year average of 3,391 in 2005. Volumes in 2005 reflected only nine months of production following the acquisition on March 31, 2005, while 2006 volumes were impacted by storm related shut-downs during the first quarter and operations related shut-downs in the second half of 2006. Production during the fourth quarter of 2006 averaged 3,775 boe/d, compared to 4,294 boe/d during the same period in 2005. Much of the facility expansion work on the Wandoo platform was completed during the fourth quarter of 2006, requiring a temporary shut-down of production. Scheduled well interventions and additional facility modifications are expected to improve production from Australia in 2007.

	Year Ended December 31, 2006						Year Ended December 31, 2005						Year Ended December 31, 2004
	Oil &		Natural				Oil &		Natural				Oil &		Natural
	NGLs		Gas		Total		NGLs		Gas		Total		NGLs		Gas		Total
	(bbls/d	)	(mmcf/d	)	(boe/d	)	(bbls/d	)	(mmcf/d	)	(boe/d	)	(bbls/d	)	(mmcf/d	)	(boe/d	)
Vermilion Energy Trust
Canada	4,011		40.99		10,843		4,870		38.39		11,268		5,723		46.38		13,453
France [3]	7,576		1.35		7,800		5,478		1.30		5,695		5,763		1.53		6,018
Netherlands [1]	31		29.47		4,943		28		28.70		4,812		13		21.03		3,519
Australia [2]	3,815		-		3,815		3,391		-		3,391		-		-		-
Total	15,433		71.81		27,401		13,767		68.39		25,166		11,499		68.94		22,990

1 Effective from May 19th, 2004
2 Effective from March 31, 2005
3 Vermilion Emeraude Rep SAS effective from July 10, 2006

2006 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	10,919	10,883	10,823	10,745
France [1]	5,822	6,006	9,472	9,841
Netherlands	5,870	4,646	4,183	5,091
Australia	3,630	3,917	3,933	3,775
Total	26,241	25,452	28,411	29,452
1 Vermilion Emeraude Rep SAS effective from July 10, 2006

2005 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	11,978	10,996	11,075	11,035
France	5,559	5,260	5,856	6,096
Netherlands	5,225	3,789	5,018	5,214
Australia [1]	-	4,498	4,710	4,294
Total	22,762	24,543	26,659	26,639
1 Effective from March 31, 2005

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CAPITAL EXPENDITURES

Capital spending for the year totaled $332.8 million compared to $300.1 million spent in 2005. Of this total, approximately $169.4 million relates to the acquisition in France, $26.4 million relates to a number of minor property acquisitions with the remainder spent on drilling and development activities.

Capital Expenditures ($000’s)	2006	2005	2004
Land	$2,025	$2,233	$493
Seismic	2,555	12,116	787
Drilling and completion	48,559	43,929	34,469
Production equipment and facilities	58,160	25,111	15,757
Recompletions	15,280	21,163	9,999
Capitalized exploration administration and other	10,360	8,978	5,754
Drilling and development expenditures	136,939	113,530	67,259
Property acquisitions (dispositions)	26,435	94,967	93,990
Corporate acquisitions	169,445	91,613	-
	$332,819	$300,110	$161,249
Capital Expenditures by Country ($000’s)	2006	2005	2004
Canada	$111,216	$141,022	$31,722
France	209,364	50,649	35,028
Netherlands	3,673	12,434	94,499
Australia	8,566	96,005	-
	$332,819	$300,110	$161,249

FINANCIAL REVIEW

The Trust (excluding Verenex Energy Inc. “Verenex”) generated funds from operations of $342.5 million ($4.86 per unit) in the year ended December 31, 2006 compared to $277.2 million ($4.07 per unit) in 2005. The full year distributions in 2006 totaled $130.6 million ($2.04 per unit) compared to $126.2 million in 2005. This represents a payout ratio of approximately 38% of total cash flow before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $18.8 million of cash to the Trust as unitholders reinvested their monthly distributions in additional units of the Trust at 95% of the weighted average trading price. After accounting for the DRIP, the resulting distribution net payout ratio in 2006 was 33%.

Development capital expenditures during the year ended 2006 was $136.9 million. Vermilion continued to take advantage of strong cash flow driven by high commodity prices to inject a further $9.6 million into the Trust’s reclamation fund during the year, increasing the fund balance to $56.4 million, which represents 44% of the present value of the Trust’s asset retirement obligations. Vermilion is committed to maintaining a source of funds available for abandonment and reclamation activities, such that future distribution and capital program decisions will not be impacted by these liabilities. Vermilion’s net debt as of December 31, 2006 was $355 million, approximately 1.0 times trailing cash flow.

CASH FLOW NETBACKS

Cash flow was $342.5 million in 2006, up from $278.2 million in 2005. A higher average wellhead price was recorded in 2006 as a result of a 17% increase in average WTI pricing compared with 2005, offset by a decrease in gas prices. Cash flow also increased year over year due to a decrease in hedging costs.

2006 Cash Flow ($/boe)	Q1	Q2	Q3	Q4	2006	2005	2004
Oil and gas revenues	$62.37	$63.80	$64.00	$57.47	$61.80	$57.94	$43.21
Realized hedging (losses) gain	(0.04)	(0.13)	(0.17)	0.23	(0.02)	(4.46)	(3.73)
Royalties (net)	(10.02)	(9.45)	(8.29)	(9.23)	(9.22)	(9.54)	(7.54)
Transportation	(1.04)	(1.07)	(1.06)	(1.03)	(1.05)	(0.99)	(1.17)
Lifting costs	(8.62)	(9.25)	(10.03)	(10.52)	(9.65)	(7.89)	(6.63)
Operating netbacks	42.65	43.90	44.45	36.92	41.86	35.06	24.14
General and administration	(1.29)	(1.66)	(2.12)	(1.27)	(1.58)	(1.43)	(1.59)
Interest	(0.99)	(1.44)	(1.65)	(2.50)	(1.68)	(0.69)	(0.37)
Current and capital taxes	(5.66)	(6.83)	(4.96)	(0.27)	(4.29)	(2.71)	(2.03)
Foreign exchange	0.29	(0.80)	0.02	0.18	(0.06)	(0.08)	0.04
Cash flow netbacks	$35.00	$33.17	$35.74	$33.06	$34.25	$30.15	$20.19

2006 Annual Report - Vermilion Energy Trust	5

2005 Cash Flow ($/boe)	Q1	Q2	Q3	Q4
Oil and gas revenues	$53.36	$52.90	$61.42	$62.87
Realized hedging losses	(3.98)	(4.29)	(5.13)	(4.36)
Royalties (net)	(7.01)	(9.40)	(10.37)	(10.94)
Transportation	(1.43)	(0.96)	(0.82)	(0.81)
Lifting costs	(7.52)	(8.52)	(7.54)	(7.99)
Operating netbacks	33.42	29.73	37.56	38.77
General and administration	(1.58)	(1.65)	(1.16)	(1.39)
Interest	(0.47)	(0.54)	(0.78)	(0.90)
Current and capital taxes	(3.40)	(3.12)	(3.95)	(0.52)
Foreign exchange	(0.08)	(0.06)	(0.13)	(0.05)
Cash flow netbacks	$27.89	$24.36	$31.54	$35.91

REVENUE

Total revenues for 2006 were $618.1 million compared to $529.9 million in 2005. Vermilion’s combined crude oil & NGL price was $73.71 per bbl in 2006, an increase of 14% over the $64.79 per bbl reported in 2005. The natural gas price realized in 2006 was $7.74 per mcf compared to $8.28 per mcf realized a year ago, a 7% year-over-year decrease.

In the following chart, “Derivative instruments” is the amortization of the fair value loss of Vermilion’s hedges in place as of January 1, 2004.

	Year Ended December 31
($000’S EXCEPT PER BOE)	2006	2005
Crude oil & NGL’s	$415,245	$326,754
Per boe	$73.71	$64.79
Natural gas	202,827	207,902
Per mcf	$7.74	$8.28
Combined	618,072	534,656
Derivative instruments	-	(4,718)
Petroleum and natural gas revenue	$618,072	$529,938
Per boe	$61.80	$57.94

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following collars and puts in place at the end of 2006:

Risk Management: Oil	Funded Cost	bbls/d	$	US/bbl
Collar - WTI
2007	US$1.00/bbl	500		$60.00 - $77.30
Q1 2007	costless	250		$58.00 - $83.85
Q1 2007	US$0.11/bbl	250		$65.00 - $90.00
Q1 2007	US$0.06/bbl	500		$70.00 - $90.00
Q2 2007	US$0.50/bbl	500		$61.70 - $90.00
Put
2007	US$1.27/bbl	250		$57.05
Collar - BRENT
Q3 2007	US$0.88/bbl	500		$60.00 - $90.00
Q4 2007	US$0.70/bbl	500		$60.00 - $89.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700		$65.00 - $85.00

2006 Annual Report - Vermilion Energy Trust	6

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
Q2 2007	$0.35/GJ	2,500	$6.50 - $7.85
Q2 2007	$0.25/GJ	2,500	$6.25 - $7.96
April-October 2007	$0.02/GJ	2,500	$6.50 - $9.00
Put
Q1 2007	$0.34/GJ	4,000	$6.37
Q1 2007	$0.34/GJ	3,000	$6.60
Q1 2007	$0.34/GJ	3,000	$6.44

The impact of Vermilion’s hedging program reduced cash netbacks by $0.02 per boe on a combined basis for 2006 compared to an economic hedging cost of $4.46 per boe in 2005. Oil hedging resulted in a $1.3 million cost for 2006 or $0.13 per boe. For 2005, oil hedging resulted in a $41.6 million cost for the year or $4.51 per boe. Gas hedging costs were negligible in the year.

ROYALTIES

Total royalties, net of ARTC, decreased to $9.22 per boe in 2006 or 15% of sales compared with $9.54 per boe in 2005 or 17% of sales. The decrease is due to the impact of lower gas prices. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes, therefore as prices increase, the royalties, as a percentage of sales, decline. In Australia, royalties are reduced by capital reinvestment in the country. For 2006, Vermilion’s capital program in Australia was minimal resulting in the Trust paying royalties at or near the maximum rate.

($000’S EXCEPT PER BOE)	Year Ended 2006	December 31 2005
Crude oil & NGL’s	$70,941	$61,322
Per boe	$12.59	$12.16
Natural gas	21,271	26,679
Per mcf	$0.81	$1.06
Combined	$92,212	$88,001
Per boe	$9.22	$9.54

OPERATING COSTS

Operating costs increased to $9.65 per boe in 2006 from $7.89 per boe in 2005. The increase in the dollar amount of operating costs over 2005 reflects the inclusion of a full year of expenses related to higher cost assets in Australia which were acquired in the first quarter of 2005. In Canada, significant activity levels in the industry combined with increased energy costs, have placed an upward pressure on costs. When combined with a reduction in production volumes due primarily to plant turnarounds, year over year increases in costs per boe have resulted. In France, operating costs are up slightly due to the higher cost assets associated with the acquisition of Vermilion Emeraude Rep SAS. In the Netherlands, operating costs increased slightly due primarily to unplanned plant maintenance. Cost of operations in Australia are up significantly due to increased labour costs, unplanned diesel purchases for gas lift purposes and the effect of lower volumes.

($000’S EXCEPT PER BOE)	Year Ended 2006	December 31 2005
Crude oil & NGL’s	$54,494	$39,060
Per boe	$9.67	$7.75
Natural gas	41,998	33,796
Per mcf	$1.60	$1.35
Combined	$96,492	$72,856
Per boe	$9.65	$7.89

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TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

The increase in transportation costs in the year is due to the purchase of Vermilion Emeraude Rep SAS as the resulting incremental volumes are transported by tanker in France.

($000’S EXCEPT PER BOE)	Year Ended 2006	December 31 2005
Transportation	$10,504	$9,136
Per boe	$1.05	$0.99

GENERAL AND ADMINISTRATION EXPENSE

General and administration expense for the year increased to $1.58 per boe in 2006 from $1.43 per boe in 2005. The increase per boe is primarily a result of increased staffing levels combined with increased staff retention costs and increased regulatory compliance costs year over year.

($000’S EXCEPT PER BOE)	Year Ended 2006	December 31 2005
General and administration	$15,839	$13,241
Per boe	$1.58	$1.43

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.44 per boe was recorded in 2006 compared to $1.52 per boe in 2005. This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan (“Unit Rights Plan”) and the Trust Unit Award Plan (“Award Plan”).

The year over year increase reflects the transition from the Unit Rights Plan to the Award Plan. Vermilion finished in the top quartile of its peer group in 2006 based on total returns which effectively doubles the units received under the Award Plan in the year.

In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Award Plan, which provides for cash payments based on the fair market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted. Awards granted in 2006 will vest over three years.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement. Expense associated with this unit based compensation plan is excluded from unit compensation expense on the statements of earnings and the table below.

($000’S EXCEPT PER BOE)	Year Ended 2006	December 31 2005
Unit compensation expense	$24,383	$14,000
Per boe	$2.44	$1.52

2006 Annual Report - Vermilion Energy Trust	8

INTEREST EXPENSE

Interest expense increased to $1.55 per boe in 2006 from $0.69 per boe in 2005 as a result of higher average debt levels. Debt levels are higher in 2006 primarily stemming from the purchase of the Australia assets in the first quarter of 2005, the Glacier acquisition in December 2005 and the acquisition of Vermilion Emeraude Rep SAS in July of 2006. The Trust’s interest rates have remained steady over the year.

($000’S EXCEPT PER BOE)	Year Ended 2006	December 31 2005
Interest	$15,433	$6,331
Per boe	$1.55	$0.69

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

Depletion, depreciation and accretion expense increased to $16.23 per boe in 2006 from $13.23 per boe in 2005. The increase is due mainly to the increase of finding and development costs in Canada and France and the increase in the asset retirement obligation resulting primarily from the France acquisition.

($000’S EXCEPT PER BOE)	Year Ended 2006	December 31 2005
Depletion, depreciation and accretion	$162,254	$122,098
Per boe	$16.23	$13.23

TAXES

The Trust’s current tax provision has increased to $4.29 per boe in 2006 from $2.71 per boe in 2005 and is due primarily to higher commodity prices in the taxable jurisdictions. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

On October 31, 2006, the Canadian federal government announced plans to introduce a tax on publicly traded income trusts. The proposed changes, assuming they are enacted, would not take effect until January 1, 2011, provided the Trust experiences only “normal growth” and no “undue expansion” before then. The government has defined “normal growth” parameters, relative to the market capitalization of the Trust’s issued and outstanding publicly-traded trust units as of October 31, 2006. For the period from November 1, 2006 to December 31, 2007, a trust’s permitted or “safe harbour” growth amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011. In addition, we understand that trusts may be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits. Vermilion’s estimated market capitalization as defined by the government, was $2.4 billion at October 31, 2006 and outstanding indebtedness was approximately $400 million.

The overall impact on Vermilion of the proposed change will not be determinable at least until the final legislation is enacted. Our interpretation of the existing proposal suggests that Vermilion may be able to mitigate the contemplated distribution tax. Currently, Vermilion’s foreign operations generate after tax cash flow and subsequently declare and pay dividends which do not attract additional taxes when received in Canada. We anticipate being able to flow through this dividend income to unitholders as part of the normal distributions paid and not attract the proposed distribution tax on that portion of distributions made up of this dividend income. In addition, Vermilion has increased the return on capital or taxable portion of its distribution for 2006 to 100% in order to preserve the tax basis it would have utilized to declare a portion of the 2006 distribution as a return of capital or tax deferred. The Trust expects that it will continue with this practice through 2010 to preserve the tax basis during the interim period prior to the implementation of the new rules. Under the proposed legislation commencing in 2011, that portion of the distribution that represents a return of capital will not attract the distribution tax.

The foregoing discussion on the proposed legislation is a general assessment of the impact on Vermilion and is not meant to be exhaustive or definitive. The impact of the recent proposals on Vermilion will not be known, however, until the government has enacted final legislation.

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	Year Ended December 31
($000’S EXCEPT PER BOE)	2006	2005
Current and capital tax	$42,876	$25,007
Per boe	$4.29	$2.71

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange loss of $1.30 per boe was recorded in 2006 with a gain of $1.16 per boe in 2005. The loss for the year ended December 31, 2006 is mostly due to the impact of the weakening of the Canadian dollar on foreign currency denominated liabilities.

	Year Ended December 31
($000’S EXCEPT PER BOE)	2006	2005
Foreign exchange loss (gain)	$12,997	$(10,727)
Per boe	$1.30	$(1.16)

EARNINGS

Net earnings from continuing operations in the year decreased to $146.9 million or $2.30 per unit from $158.5 million or $2.57 per unit in 2005. The decrease in earnings is due mainly to increased compensation expense and an increase in foreign exchange loss.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s debt (net of working capital) on December 31, 2006 was $354.8 million. As at December 31, 2006, the Trust had an unsecured covenant based revolving credit facility in the amount of $500 million. The revolving period under the term loan is expected to expire in July 2007 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

Liquidity and Capital Resources	2006	2005	2004
Debt and working capital ($m)	$354,809	$245,430	$84,686
Bank facility ($m)	$500,000	$410,000	$240,000
Unused bank facility ($m)	$145,191	$164,570	$155,314
Debt-to-cash-flow ratio [1]	1.04	0.88	0.50
Debt-to-equity ratio [1]	0.66	0.54	0.22
1 Debt includes working capital

Vermilion has a long-term and short-term need for capital. Short-term working capital will be required to finance accounts receivable, crude oil inventory and other similar short-term assets. Short-term capital may also be used from time to time to fund cash distributions to maintain consistent monthly cash distributions to unitholders of the Trust. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially three components in financing the capital needs of Vermilion: debt, equity and internally generated cash.

There is currently an active market for the equity financing of Canadian resource trusts. Accordingly, any future significant acquisition of producing properties is expected to be financed through additional bank debt combined with the issuance of trust units.

Internally generated cash is used primarily for distributions, internal capital requirements and contributions to the Trust’s reclamation fund. Internal cash flow is significantly influenced by commodity prices. Other risks include exchange rates, interest rates and marketing opportunities, among others. For a thorough discussion of these risks and how they are managed by Vermilion, please see the section on Risk Management.

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RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources Ltd. and/or its operating subsidiaries. Additions in 2006 totalled $9.6 million. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At December 31, 2006, Vermilion had recorded an asset retirement obligation of $127.5 million for future abandonment and reclamation of its properties compared to $70.2 million in 2005. The increase is primarily due to the liabilities recorded related to the acquisition in France and adjustment to previous abandonment estimates related to the Trust’s existing Netherlands and France operations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the year distributing a total of $130.6 million compared to $126.2 million in 2005 before the impact of the Trust’s DRIP program. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 47 continuous months of distributions at this level to the end of 2006. Of the distributions paid in the year, approximately 100% will be taxed in the hands of taxable Canadian unitholders’ as other income. The Trust defines distributable income as funds from operations. For 2006, the Trust has paid out 38% of its distributable income (46% in 2005) before taking into account the Trust’s DRIP program.

UNITHOLDERS’ EQUITY

During the year approximately 2.2 million units were issued pursuant to the terms of the Trust’s bonus plan, unitholders’ participation in the distribution reinvestment plan, the conversion of exchangeable shares and unit rights exercised. Unitholders’ capital increased during the year by $37.8 million as a result of the issuance of those units and $8.4 million as a result of contributed surplus transfer on exercise of unit rights. This increase in equity was offset by cash distributions of $130.6 million in the year.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with accounting requirements pursuant to EIC-151, “Exchangeable Securities Issued by Subsidiaries of Income Trusts” (see Note 2 of the consolidated financial statements for further discussion). The intent of this standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable shareholder. Vermilion holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest in 2006 of $51.8 million ($38.8 million in 2005) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2006 and 2005 net income, respectively, of $14.9 million and $14.4 million, represents the net income attributable to the exchangeable shareholders. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets or goodwill, as appropriate.

As at December 31, 2006 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.46741 whereby 6.5 million trust units would be issuable upon conversion.

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RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks. These risks include operational fluctuations in commodity prices, exchange rates, interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return. The primary objective of the risk management program is to support Vermilion’s distributions and its internal capital development program. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, Vermilion uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales. Vermilion has strict controls and guidelines in place and enacts transactions only with counter parties that have high credit ratings.

Vermilion maintains an insurance program consistent with industry practice to protect against losses from accidental destruction of assets, well blowouts, pollution and other potential business interruptions.

CURRENCY RISK

Vermilion’s primary exposure to currency risk comes from a revenue stream that is denominated in U.S. dollars. Vermilion’s exposure to fluctuations in the Euro and Australian dollar is limited primarily to reinvestment and repatriation of funds and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from Vermilion’s international operations is reinvested in each country, creating a natural hedge to the working capital and cash flow stream when they are converted to Euros and Australian dollars.

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control. The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2007.

	Cash Available for Distributions	Cash Available
	Per Unit and Exchangeable Shares	for Distributions
Change in crude oil price by Cdn$1.00/bbl	$0.06	$4.2 million
Change in natural gas price by Cdn$0.10/mcf	$0.02	$1.3 million
Change in interest rate by one point	$0.03	$2.0 million
Change in Cdn/U.S. foreign exchange rate by one point	$0.05	$3.5 million
Change in Cdn/Euro foreign exchange rate by one point	$0.01	$0.8 million

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2006.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

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ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in an environmentally responsible manner, protecting the health and safety of its employees and the public in every country in which it operates. It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2006, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers (CAPP). This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to protect land, water and air, as policies and procedures, demonstrating leadership in these areas, were maintained and further developed in 2006. Examples of accomplishments during the year included:

• Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
• Monitoring long-term liabilities through regular inspections;
• Continuing reductions in flaring and greenhouse gas emissions;
• Minimizing waste products by reducing, recycling and recovering; and
• Continuing risk management efforts with detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including the Western Canadian Air Shed and numerous area co-operatives. In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements and the Trust also has the option to adopt U.S. GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on the Trust at this time.

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued five new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise five handbook sections:

CICA Section 3855 - Financial Instruments - Recognition and Measurement
This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Specifically, it requires that all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity. All financial liabilities are measured at fair value if they are derivatives or classified as held for trading purposes and other financial liabilities are measured at their carrying value. Derivative financial instruments are measured at fair value, even when they are part of a hedging relationship.

CICA Section 3865 - Hedges
This standard provides optional alternative treatment to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG 13) - Hedging Relationships, and build on Section 1560 - Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Retroactive application of this Section is not permitted.

CICA Section 1530 - Comprehensive Income
This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

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CICA Section 3862 - Financial Instruments - Disclosures
This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CICA Section 3863 - Financial Instruments - Presentation
This standard establishes presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA sections 3855, 3865 and 1530 are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. Upon adoption of these sections the carrying value of the Trust's investments in publicly traded marketable securities will increase by approximately $7.2 million with the offset recorded to opening accumulated earnings. Future gains and losses associated with these investments will be reflected in net earnings.

CICA sections 3862 and 3863 are effective for annual and interim periods beginning on or after October 1, 2007.

Accounting Changes

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007.

We do not expect the adoption of this standard will have any material impact on our results of operations or financial position.

Variable Interest Entities

The Emerging Issues Committee (EIC) issued EIC Abstract 163 - Determining the Variability to be Considered in Applying AcG 15. This Abstract, which is harmonized with the equivalent United States FASB Staff Position (FSP) FIN 46(R) - 6 - Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), provides guidance on how an entity should determine the variability to be considered in applying AcG 15 - Consolidation of Variable Interest Entities. The Abstract is to be applied prospectively to all entities with which an enterprise first becomes involved and to all entities previously required to be analyzed under AcG 15 when a reconsideration event has occurred beginning the first day of the first reporting period beginning on or after January 1, 2007.

We do not expect the adoption of this standard will have any material impact on our results of operations or financial position.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at Board level and extends throughout the Trust. We believe good corporate governance is in the best interest of our unitholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees. We comply with the objectives and guidelines relating to corporate governance adopted by the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada. A full examination of our corporate governance policies will be provided in our annual Information Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all unitholders on or before March 31, 2007.

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DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with the Trust’s filings.

As of December 31, 2006 the Trust has evaluated the effectiveness of the design and operation of the Trust’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that the Trust’s disclosure controls and procedures are effective.

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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TRUST INFORMATION

DIRECTORS
Larry J. Macdonald 1, 2, 3, 4, [5] Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3] Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director,
Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi 2, [3]
Chairman,
Parkbridge Lifestyle Communities Inc.
President, Rosebridge Capital Corp. Inc.
Calgary, Alberta

William F. Madison 2, 4, [5] Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

OFFICERS & KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng. President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A. Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng. Executive Vice President & COO

Keith D. Hartman, P.Eng. Vice President Exploitation

Raj C. Patel, P.Eng. Vice President Marketing

Paul L. Beique
Director Investor Relations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B. Partner, Macleod Dixon LLP Corporate Secretary

FRANCE

Daniel Goulet, P.Eng. Directeur Général Vermilion REP SAS

NETHERLANDS

Peter Sider, P.Eng.
Managing Director
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA

Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company
of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Director Investor Relations

HEAD OFFICE
2800, 400 - 4TH Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
vermilionenergy.com

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